Exhibit 6


                                                                 August 25, 2006

VIA ELECTRONIC MAIL

Appaloosa Management L.P.
26 Main Street
Chatham, New Jersey 07928

Attn: Mr. David A. Tepper
      Mr. Ronald M. Goldstein

Harbinger Capital Partners Master Fund I, Ltd.
c/o 555 Madison Avenue
16th Floor
New York, New York 10022

Attn: Mr. Philip A. Falcone

                  AMENDED CONFIDENTIAL INFORMATION, STANDSTILL
                           AND NONDISCLOSURE AGREEMENT

Gentlemen:

          This letter agreement (the "Amended NDA") relates to discussions involving Appaloosa Management L.P. and its affiliates ("Appaloosa") and Harbinger Capital Partners Master Fund I, Ltd. and its affiliates ("Harbinger") (collectively, "you" or "your", it being understood that, unless otherwise determined by Delphi Corporation, Harbinger will communicate with Delphi only through Appaloosa) involving Delphi Corporation ("Delphi"), a debtor and debtor-in-possession in chapter 11 cases (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") concerning possible negotiated business arrangements between you and the Company (defined below). The Amended NDA amends and supersedes the Confidential Information, Standstill and Nondisclosure Agreement, dated July 31, 2006, among Delphi, Appaloosa, and Harbinger.

          In connection with your interest in and review of certain matters relating to Delphi and its subsidiaries and affiliates (together with their respective officers, directors, employees, agents, affiliates and other representatives, the "Company"), the Company may furnish to you certain non-public, confidential and/or proprietary information pertaining to the
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August 25, 2006

Company which is reasonably necessary in order for you to evaluate a Transaction (as defined below) and which the Company reasonably determines is not competitively sensitive or legally privileged (such information is anticipated to include the financial presentations generally provided on a regular basis to the Company's statutory committees and/or their advisors relating to the Company's transformation plan which are reasonably necessary in order for you to evaluate a Transaction). Such information, in whole or in part, whether written or oral, together with any analyses, summaries, compilations, studies, forecasts, abstracts or documents prepared during the review of the Company by you or your Representatives (as defined below) which contain, are based upon or otherwise reflect such information, is hereinafter referred to as the "Evaluation Material." The term "Evaluation Material" does not include any information which you demonstrate: (a) previously was available to you on a non-confidential basis or by virtue of your becoming a member, if ever, of an official committee in the Chapter 11 Cases (provided, however, that any information made available to you in your capacity as a member of a statutory committee shall be kept confidential as may be required pursuant to agreements between such statutory committee and the Company and any applicable duties and obligations you may have as a member of such committee); (b) was obtained from a third person which, insofar as you know, following reasonable inquiry, is not subject to any prohibition against disclosure; or (c) is or becomes generally available to the public other than as a result of disclosure by of you or any of your Representatives in violation of this agreement.

          You will use the Evaluation Material solely for the purpose of: (1) considering a possible negotiated business arrangement in our mutual interest involving the Company in the Chapter 11 Cases (such business arrangement, the "Transaction"), and (2) to the extent such Transaction is acceptable to the Company, implementation of such Transaction, and you will not use the Evaluation Material for any other business or competitive purpose (collectively, the "Permitted Purposes"). Except as required by law, rule or regulation, you will keep the Evaluation Material strictly confidential and will not disclose the Evaluation Material to any person or entity (including any official or unofficial committee in the Chapter 11 Cases), except that you may disclose the Evaluation Material or portions thereof to those of your directors, officers, partners, employees, agents, financial institutions, attorneys, advisors and accountants (collectively, "Representatives") who need to know such information for the purpose of evaluating on your behalf a Transaction and who also execute an acknowledgment wherein they agree to be bound by the confidentiality provisions of this agreement as if they were parties hereto. Without the prior written consent of the Company, neither you nor your Representatives will disclose to any person or entity (including any official or unofficial committee in the Chapter 11 Cases) the fact that the Evaluation Material has been made available or that discussions between the parties concerning a Transaction are taking place or any term, condition or other fact relating to such business arrangement (except as required by law, rule or regulation and subject to any applicable fiduciary duties as a committee member). You will be responsible for any breach of this agreement by you or any of your Representatives. Prior to the earlier of (i) February 15, 2007, (ii) the date on which the Company files a plan of reorganization in the Chapter 11 Cases (a "Plan of Reorganization") in which any party in interest in the Chapter 11 Cases is afforded an opportunity to

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August 25, 2006

participate, including, without limitation, an opportunity to participate in a rights offering for the equity of the Delphi following emergence from the Chapter 11 Cases but the holders of Delphi equity are not afforded such opportunity, (iii) any date selected by the Company in its discretion following either the filing by you of a pleading in the Chapter 11 Cases or the taking by you of a public position which respect to a matter relating to the Chapter 11 Cases which in either case the Company believes is in opposition to, or inconsistent with, a position the Company has taken or expects to take in the Chapter 11 Cases, and (iv) the fifth business day following notice by you that the Company has not delivered to you previously-requested information (other than information the Company reasonably determines is competitively sensitive or legally privileged) described in such notice unless either such information is not reasonably necessary in order for you to evaluate a Transaction or prior, to such fifth business day, the Company delivers to you such information (such earlier date, the "Release Date"), unless otherwise agreed to by the Company in writing, you agree, in your individual capacity and not as a committee member, if ever applicable, to engage (along with your Representatives) in discussions and negotiate exclusively with the Company and its legal and financial advisors with respect to a Transaction. In addition, you hereby withdraw the letter to the Members of the Board of Directors of Delphi, dated March 15, 2006 (the "March 15 Letter"). You will file an amendment to your Schedule 13D disclosing this Agreement and related matters (including that you have withdrawn the March 15 letter).

          In addition, certain representatives of Appaloosa have been furnished and may continue to be furnished with certain confidential information produced and designated as "confidential" or "highly confidential" by the Debtors (the "Litigation Material") under various stipulations and protective orders entered into in these chapter 11 cases by and between Debtors' counsel and counsel for Appaloosa (the "Protective Orders").(1) You have expressed a desire to

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1    Appaloosa representatives are parties to the following Protective Orders in these cases: (i) Stipulation And Agreed Protective Order Governing Production And Use Of Confidential And Highly Confidential Information In Connection With The Motion Of Appaloosa Management L.P. For An Order Directing The United States Trustee To Appoint An Equity Committee And Objections Filed Thereto, by and between Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"), as counsel for Delphi and certain of its subsidiaries and affiliates, debtors and debtors-in-possession in these chapter 11 cases (the "Debtors"), and White & Case LLP ("W & C"), as counsel for Appaloosa, dated January 31, 2006 (Docket No. 1998); (ii) Stipulation And Agreed Protective Order Governing Production And Use Of Confidential And Highly Confidential Information In Connection With The Motion For Order Under 11 U.S.C. Section 363(b) And Fed. R. Bankr. P. 6004 Approving Debtors' Human Capital Hourly Attrition Programs, by and between Skadden, as counsel for the Debtors, and W & C, as counsel for Appaloosa, dated April 5, 2006 (Docket No. 3125); (iii) Stipulation And Agreed Protective Order Governing Production And Use Of Confidential And Highly Confidential Information In Connection With The Motion For Order Under 11 U.S.C. Section 1113(c) Authorizing Rejection Of Collective Bargaining Agreements And Under 11 U.S.C. Section 1114(g) Authorizing Modification Of Retiree Welfare Benefits And Objections Filed Thereto, by and between Skadden, as counsel for the Debtors, and W & C, as counsel for Appaloosa and Wexford Capital LLC, dated May 5, 2006 (Docket No. 3706); (iv) Stipulation And Agreed Protective
     Order, among, Skadden, as counsel for the Debtors, Weil, Gotshal & Manges LLP, as counsel for General Motors Corporation, Latham & Watkins LLP, as counsel for the Official Committee of Unsecured Creditors, Fried, Frank, Harris, Shriver & Jacobson LLP, as counsel for the Official Committee of Equity Security Holder (Retention Subject to Court
                                                                        (cont'd)

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August 25, 2006

review the Litigation Material for a Permitted Purpose. To the extent you wish to use the Litigation Material for a Permitted Purpose then: (a) the Company consents to the sharing of the Litigation Material by Appaloosa representatives subject to the Protective Orders with Appaloosa and Harbinger, (b) the Litigation Material so used will be deemed Evaluation Material as defined herein, and (c) such Litigation Material shall be subject to the terms of the Amended NDA when used for a Permitted Purpose. Such Litigation Material shall not be subject to the Amended NDA, but shall remain subject to terms of any applicable Protective Order, when used by Appaloosa's representatives for all other purposes.

          You hereby represent that you have, and will have at all times after the execution of this agreement and prior to the Release Date, a "Net Long Position" (as defined below) with respect to the Company. At the Company's request you agree promptly to provide the Company with reasonable information which supports the initial representation in the prior sentence and your continued compliance with the prior sentence and the next sentence. In addition, prior to the Release Date, you will not sell, dispose of or otherwise transfer any equity or debt securities, equity or fixed income related credit derivatives or other instruments (including put equivalent and call equivalent instruments) issued by, guaranteed by or relating to the Company. With respect to the Company, a "Net Long Position" means that, on an aggregate basis with respect to all equity or debt securities, equity or fixed income related credit derivatives or other instruments (including put equivalent and call equivalent instruments) issued by, guaranteed by or relating to the Company, your portfolio of such securities, derivatives and other instruments would be reasonably likely to gain in value if an event occurred which would be reasonably likely to cause the credit quality of the Company to improve.

          In the event that you or any of your Representatives are legally required (by deposition, interrogatories, requests for documents, subpoena, civil investigation demand or similar process) to disclose any of the Evaluation Material, or if you or any of your Representatives are legally required (by deposition, interrogatories, requests for documents, subpoena, civil investigation demand or similar process) to disclose the fact that the Evaluation Material has been made available or that discussions between the parties are taking place or any

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(cont'd from previous page)
     Approval), and W & C, as counsel for the Ad Hoc Committee of Equity Security Holders, dated June 12, 2006 (Docket No. 4156); (v) Stipulation And Agreed Protective Order Governing Production And Use Of Confidential And Highly Confidential Information In Connection With The Motion Under 11 U.S.C. Section 363(b) And Fed. R. Bankr. P. 6004 Approving (I) Supplement To UAW Special Attrition Program, and (II) IUE-CWA Special Attrition Program, by and between Skadden, as counsel for the Debtors, and W & C, as counsel for Appaloosa, dated June 29, 2006 (Docket No. 4410); and (vi) Stipulation And Agreed Protective Order Governing Production And Use Of Confidential And Highly Confidential Information In Connection With The Motion For Order Under 11 U.S.C. Section 365 And Fed. R. Bankr. P. 6006 Authorizing Rejection Of Certain Executory Contracts With General Motors Corporation And Objections Filed Thereto has been entered into by and between Skadden, as counsel for the Debtors, and W & C, as counsel for Appaloosa and Wexford (Docket No. TBD).

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August 25, 2006

other fact relating to a Transaction, you will provide to the extent practicable, the Company with prompt prior written notice of such requirement so that the Company may (a) seek a protective order or other appropriate remedy or
(b) in its sole discretion, waive compliance with the terms of this agreement. If a protective order or other remedy is not obtained within a reasonable period of time, or the Company waives compliance with the terms of this agreement, you or your Representatives, as applicable, will disclose only that which you or your Representatives are legally required to disclose or which is necessary to avoid sanction for contempt of court and you or your Representatives, as applicable, will exercise commercially reasonable efforts (which efforts will consist of at least the efforts you undertake in connection with ensuring the confidential treatment of your non-public, confidential and/or proprietary information) to ensure confidential treatment of (x) the Evaluation Material,
(y) the fact that the Evaluation Material has been made available or that discussions between the parties are taking place, and (z) any other fact you are prohibited from disclosing pursuant to this agreement.

          If we do not proceed with a Transaction, or if the Company so requests, you will promptly return to the Company all copies (including originals) of the Evaluation Material in your possession or in the possession of your Representatives, and you will promptly destroy all Evaluation Material which constitutes copies (including originals) of any analyses, studies, abstracts or other documents prepared by you or your Representatives or for your or your Representatives' use, and any such destruction shall be certified in writing to us by a duly authorized Representative of yours. Notwithstanding your obligations as described in the preceding sentence, if the Evaluation Material also is Litigation Material, then with respect to Appaloosa representatives also subject to a Protective Order, the return and/or destruction of such material shall be governed by the applicable Protective Order, and not this Amended NDA. Notwithstanding the return or destruction of Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality hereunder for the period commencing on the date hereof through the first anniversary of the date of the consummation of a Plan of Reorganization.

          You understand and agree that except as set forth in written definitive agreements in connection with a Transaction, the Company has not made or is not making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and nor will the Company or its affiliates or any of their respective officers, directors, employees, agents, affiliates, attorneys, advisors or accountants have any liability to you or any other person or entity relating to or resulting from the use of the Evaluation Material or any errors therein or omissions therefrom.

          For the period commencing on the date hereof through the Release Date (unless the Company is determined by a final order of the Bankruptcy Court to have failed to perform in all material respects all of its obligations hereunder), (a) you will not seek, and will cause each of your affiliates not to, directly or indirectly, knowingly seek, or solicit or induce, or attempt to

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August 25, 2006

solicit or induce a third party to seek, or support a third party that may seek or is seeking to shorten or terminate the Company's exclusive periods (the "Exclusive Periods") to propose and/or solicit a Plan of Reorganization; provided, however, that if you become a member of an official committee in the Chapter 11 Cases, then in your capacity as a member of such a committee, you may participate in committee discussions, committee meetings and committee votes with respect to the foregoing matters consistent with your fiduciary duties as a member of such committee and (b) you will not take, and will cause each of your affiliates not to take, directly or indirectly, any action with respect to the matters described in the March 15 Letter.

          Until the later of the Release Date and the date upon which you are no longer in possession of material, non-public information about the Company (unless the Company is determined by a final order of the Bankruptcy Court to have failed to perform in all material respects all of its obligations hereunder), without the prior written consent of the Company, you will not, and will cause each of your affiliates and Representatives (in their capacity as such) not to, singly or as part of a group, in any manner, directly or indirectly: (i) participate in any solicitation of proxies or become a participant in any election contest with respect to the Company, (ii) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to Delphi's common stock, and (iii) sell, dispose of or otherwise transfer any equity securities of the Company ("Equity Securities"), any debt securities of the Company ("Debt Securities"), or assets of or claims against the Company, or any rights to acquire any Equity Securities, Debt Securities, or assets of or claims against the Company. In addition, nothing in this letter agreement results in or will result in a modification, amendment, waiver of any provision in the (i) the Final Order Under 11 USC Sections 105, 362 and 541 FED. R. BANKR. P. 3001 dated January 6, 2006 (A) Establishing Notification Procedures Applicable to Substantial Holders of Claims and Equity Securities and (B) Establishing Notification and Hearing Procedures for Trading in Claims and Equity Securities,
(ii) the letter agreements, dated November 22, 2005 and January 9, 2006, between the Company and Palomino Fund, (iii) the letter agreements, dated December 5, 2005 and January 9, 2006 between the Company and Appaloosa Investment Partnership I, and (iv) the letter agreements, both dated January 9, 2006, between the Company and Appaloosa Management LP.

          You agree that money damages would not be a sufficient remedy for any breach of this agreement by you or your Representatives and that, in addition to all other remedies, the Company will be entitled to equitable relief, including specific performance and injunctive or other equitable relief, in the event of any breach or threatened breach of any provision of this agreement. In the event of litigation relating to this agreement, each party shall pay its own expenses.

          You acknowledge and agree that the Company is free to terminate discussions and negotiations with you at any time after the Release Date and for any reason (provided, however, that the Company will not be limited in any way by the terms of this letter agreement in

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allocating, prioritizing and directing its resources and personnel, including its employees, agents and representatives, to discussions and negotiations with other parties in connection with the Chapter 11 Cases or other matter) and unless and until a written definitive agreement concerning a Transaction has been executed and approved by the Bankruptcy Court, neither the Company nor any of our affiliates or any of our or their respective officers, directors, employees, agents, affiliates, attorneys, advisors or accountants will have any liability to you with respect to any business arrangement, whether by virtue of this agreement, any other written or oral expression with respect to any Transaction or otherwise.

          You acknowledge that you and your Representatives may receive material non-public information in connection with your evaluation of any Transaction and you are aware (and you will so advise your Representatives) that the United States securities laws impose restrictions on trading in securities when in possession of such information.

          The Company understands that you would prefer not to be in possession of material non-public information at the time a Plan of Reorganization becomes effective. In this regard, the Company will use commercially reasonable efforts to avoid providing you with information that the Company expects is likely to be material non-public information as of the effective date of such a Plan of Reorganization and you shall follow appropriate procedures to screen information the Company provides to you to avoid being in possession or having knowledge of material non-public information as of such date. If, however, you believe that you are in possession of material non-public information at the time a Plan of Reorganization becomes effective, you may request the Company to make appropriate public disclosure such that the information would no longer be non-public, and the Company will make such public disclosure if the Company reasonably determines that such public disclosure would be in the best interests of the Company and its constituents.

          If information subject to a claim of attorney-client privilege, work product doctrine or any other ground on which production of such information should not be made is nevertheless inadvertently produced by the Company to you or your Representatives, such production shall in no way prejudice or otherwise constitute a waiver of, or estoppel as to, any claim of privilege, work product or other ground for withholding production to which the Company would otherwise be entitled. If a claim of inadvertent production is made pursuant to this paragraph with respect to information then in the custody of you or your Representatives, then you or your Representatives, as the case may be, shall, upon request, promptly return to the Company that material (including all copies thereof) as to which the claim of inadvertent production has been made, and you and your Representatives shall not further use such information for any purpose.

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August 25, 2006

          Appaloosa and Harbinger are acting independently and not in concert with respect to this agreement and nothing in this agreement shall be construed to suggest that Appaloosa and Harbinger are in any manner acting together with respect to the Company or any Transaction.

          This agreement is solely for the benefit of the Company and its respective successors and assigns. The rights of the Company under this agreement may be assigned in whole or in part to any purchaser of the Company or any substantial part thereof, which purchaser shall be entitled to enforce this agreement to the same extent and in the same manner as the Company is entitled to enforce this agreement.

          No failure or delay by the Company in the exercise of any right, power or privilege hereunder will operate as a waiver thereof. This agreement can only be modified or waived in writing.

          Notices required or permitted by this Agreement shall be given by certified mail, return receipt requested, overnight courier service or facsimile to the following notice addresses:

          A.   For the Company:

               David M. Sherbin, Esq.
               Vice President, General Counsel
                 and Chief Compliance Officer
               Delphi Corporation
               5725 Delphi Drive
               Troy, Michigan 48098-2815
               Telephone: (248) 813-2000
               Facsimile: (248) 813-2670

               with a copy to:

               John Wm. Butler, Jr., Esq.
               Skadden, Arps, Slate,
                 Meagher & Flom LLP
               333 West Wacker Drive
               Chicago, IL 60606-1285, Suite 2100
               Telephone: (312) 407-0700
               Facsimile: (312) 407-0411

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August 25, 2006

          B.   For Appaloosa Management L.P.

               Appaloosa Management L.P.
               26 Main Street
               Chatham, New Jersey 07928
               Attn: Mr. David A. Tepper
                     Mr. Ronald M. Goldstein
               Telephone: (973) 701-7000
               Facsimile: (973) 701-7055

          C.   For Harbinger Capital Partners Master Fund I, Ltd.

               Harbinger Capital Partners Master Fund I, Ltd.
               c/o 555 Madison Avenue
               16th Floor
               New York, New York 10022
               Attn: Mr. Philip A. Falcone
               Telephone: (212) 521-6970
               Facsimile: (212) 508-3721

               with a copy to:

               Harbinger Capital Partners Master Fund I, Ltd.
               One Riverchase Parkway South
               Birmingham, AL 35244
               Attn: Legal Department
               Telephone: (205) 987-5500
               Facsimile: (205) 987-5505

          Any proceeding relating to this letter agreement shall be brought in the Bankruptcy Court during the pendency of the Chapter 11 Cases and thereafter in a federal or state court of New York. You and the Company hereby consent to personal jurisdiction in any such action and to service of process by mail, and waive any objection to venue in any such court. This letter shall be governed by the internal laws of the State of New York and shall inure to the benefit of and be binding upon the Company and you and our respective affiliates, successors and assigns, including any successor to the Company or you or substantially all of the Company's or your assets or business.

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August 25, 2006

          Please acknowledge your acceptance of the terms and conditions stated herein by signing and returning this agreement to the Company.

                                                DELPHI CORPORATION


                                                     /s/ John D. Sheehan
                                                     ---------------------------
                                                By:  John D. Sheehan
                                                Its: Vice President &
                                                     Chief Restructuring Officer

ACCEPTED AND AGREED:

APPALOOSA MANAGEMENT L.P.


 /s/ Ronald Goldstein
-------------------------
By:  Ronald Goldstein
Its: Partner

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
By:  Harbinger Capital Partners Offshore Manager, LLC,
     as its investment manager


 /s/ Joel B. Piassick
------------------------------
By:   Joel B. Piassick
Its:  Executive Vice President

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